SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)


        United States Satellite Broadcasting Company, Inc.
                          (Name of Issuer)


               Class A Common Stock, $.0001 par value
                    Title of Class of Securities


                            912534 10 4
                           (CUSIP Number)

           King Harris, 200 South Wacker Drive, Suite 700
            Chicago, Illinois 60606-5802  (312/831-1070)
         (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                            April 30, 1999
       (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ]


     Check the following box if a fee is being paid with this
statement [   ]


                 (Continued on the following pages)


                                 13D
CUSIP No.  912534 10 4 |                             Page 2 of 12
__________________________________________________________________
| 1)    Name of Reporting Person
|       S.S. or I.R.S. Identification No. of Above Person
|
|            Pittway Corporation
|            I.R.S. Identification No. 13-5616408
|_________________________________________________________________
| 2)    Check the Appropriate Box if a Member of a Group
|                                                       (a) [   ]
|                                                       (b) [   ]
|_________________________________________________________________
| 3)    SEC Use Only
|
|_________________________________________________________________
| 4)    Source of Funds
|                          WC
|_________________________________________________________________
| 5)    Check if Disclosure of Legal Proceedings is Required
|       Pursuant to Items 2(d) or 2(e)
|                                                           [   ]
|_________________________________________________________________
| 6)    Citizenship or Place of Organization
|                                               Delaware
|_________________________________________________________________
|              | 7)    Sole Voting Power
|   Number of  |                                   2,036,375
|    Shares     __________________________________________________
| Beneficially | 8)    Shared Voting Power
|   Owned By   |
|     Each      __________________________________________________
|  Reporting   | 9)    Sole Dispositive Power
|    Person    |                                   2,036,375
|     With      __________________________________________________
|              | 10)    Shared Dispositive Power
|              |
|_________________________________________________________________
| 11)    Aggregate Amount Beneficially Owned by Each
|        Reporting Person
|                                                  2,036,375
|_________________________________________________________________
| 12)    Check if the Aggregate Amount in Row (11)
|        Excludes Certain Shares
|                                                         [  ]
|_________________________________________________________________
| 13)    Percent of Class Represented By Amount in Row (11)
|                                                          6.1%
|_________________________________________________________________
| 14)    Type of Reporting Person
|                                        CO
|________________________________________________________________

                                 13D
CUSIP No.  912534 10 4 |                             Page 3 of 12
__________________________________________________________________
| 1)    Name of Reporting Person
|       S.S. or I.R.S. Identification No. of Above Person
|
|            Pittway Corporation Charitable Foundation
|            I.R.S. Identification No. 36-6149938
|_________________________________________________________________
| 2)    Check the Appropriate Box if a Member of a Group
|                                                       (a) [   ]
|                                                       (b) [   ]
|_________________________________________________________________
| 3)    SEC Use Only
|
|_________________________________________________________________
| 4)    Source of Funds
|                          WC
|_________________________________________________________________
| 5)    Check if Disclosure of Legal Proceedings is Required
|       Pursuant to Items 2(d) or 2(e)
|                                                           [   ]
|_________________________________________________________________
| 6)    Citizenship or Place of Organization
|                                               Delaware
|_________________________________________________________________
|              | 7)    Sole Voting Power
|   Number of  |                                   236,000
|    Shares     __________________________________________________
| Beneficially | 8)    Shared Voting Power
|   Owned By   |
|     Each      __________________________________________________
|  Reporting   | 9)    Sole Dispositive Power
|    Person    |
|     With      __________________________________________________
|              | 10)    Shared Dispositive Power
|              |                                   236,000
|_________________________________________________________________
| 11)    Aggregate Amount Beneficially Owned by Each
|        Reporting Person
|                                                  236,000
|_________________________________________________________________
| 12)    Check if the Aggregate Amount in Row (11)
|        Excludes Certain Shares
|                                                         [  ]
|_________________________________________________________________
| 13)    Percent of Class Represented By Amount in Row (11)
|                                                          0.7%
|_________________________________________________________________
| 14)    Type of Reporting Person
|                                        OO
|________________________________________________________________

Item 1.   Security and Issuer

      Class A Common Stock, $.0001 par value

      United States Satellite Broadcasting Company, Inc. ("USSB")
      3415 University Avenue
      St. Paul, Minnesota 55114

Item 2.   Identity and Background

     Parts (a), (b) and (c)-

     Reporting Persons
     1. Pittway Corporation (a Delaware corporation; "Pittway"), a manufacturer and distributor of electronic alarm equipment, 200 South Wacker Drive, Chicago,
         Illinois 60606.

     2.  Pittway Corporation Charitable Foundation
         ("the Foundation"), an Illinois not-for-profit corporation: its directors and officers are Irving B. Harris (chairman and director); Neison Harris (president and director); King Harris (vice president and director); William W. Harris (director); E. David Coolidge III (director); Paul R. Gauvreau (vice president and treasurer); William E. Zermuehlen (secretary), assistant secretary, Pittway Corporation. (Note 1)


	Directors and Executive Officers of Pittway
     (Unless otherwise indicated, the business address of each person is the same as Pittway)

     3.  Eugene L. Barnett, Director; 1621 Mission Hill Road,
         Northbrook, IL 60062

     4. Fred Conforti, Vice President and Director; President of Pittway's Systems Technology Group

     5. E. David Coolidge III, Director; Chief Executive Officer of William Blair & Company L.L.C., 222 West Adams
         Street, Chicago, IL 60606

      6. Anthony Downs, Director; Senior Fellow, Brookings
         Institution, 1775 Massachusetts Avenue, NW, Washington,
         DC 20036

      7. Leo A. Guthart, Vice Chairman and Director; Chairman of
         Pittway's Ademco Security Group

      8. Irving B. Harris, Chairman of the Executive Committee and Director; Chairman of the Board of The Acorn Investment
         Trust, 2 N. LaSalle Street, Chicago, IL 60602

      9. King Harris, President and Director

     10. Neison Harris, Chairman and Director

     11. William W. Harris, Director; Private investor, 2 N.
         LaSalle Street, Chicago, IL 60602

     12. Jerome Kahn, Jr., Director; President of William
         Harris Investors, Inc., 2 N. LaSalle Street, Chicago,
         IL 60602

     13. John W. McCarter, Jr., Director; President and Chief
         Executive Officer of The Field Museum of Natural
         History, Roosevelt Road at Lake Shore Drive,
         Chicago, IL 60605

     14. Paul R. Gauvreau, Financial Vice President and
         Treasurer

     15. Edward J. Schwartz, Vice President

     16. Philip V. McCanna, Controller

     17. James F. Vondrak, Secretary


     Persons Who May Be Deemed to Control Pittway
     (Unless otherwise indicated or reported above, (a) the persons named have no present principal occupation or employment and (b) the address of each person is c/o William
     Harris Investors, 2 N. LaSalle Street, Chicago, Il 60602)

     18. Irving B. Harris

     19. Neison Harris (Note 1)

     20. The William W. Harris Trust f/b/o William W. Harris; trustees: Jerome Kahn, Jr. (employee of William Harris Investors, Inc. -"WHI", investment advisors), William W. Harris, Roberta Harris and Boardman Lloyd. WHI, a Delaware corporation, is owned by Irving B. Harris, William W. Harris, Virginia H. Polsky and Roxanne H. Frank. The directors and officers are Irving B. Harris (director and chairman), Jerome Kahn, Jr. (president and director), Jack R. Polsky (director and executive vice president) Michael S. Resnick (vice president and secretary), Peter E. Martin (vice president), Gary J. Neumayer (treasurer), Michael C. McQuinn (assistant treasurer) and Beth Stephens (assistant treasurer).

     21. King W. Harris (Note 1)

     22. Estate of Sidney Barrows

     23. The Roxanne H. Frank Trust f/b/o Roxanne H. Frank;
         trustees: Jerome Kahn, Jr., Roxanne H. Frank and Jack
         Polsky.

     24. June Harris Barrows

     25. Mary Ann Barrows Wark

     26. Patricia Barrows Rosbrow, psychologist

     27. Donna E. Barrows

     28. Robert L. Barrows, lawyer, partner in Leonard, Street &
         Deinard, 150 South Fifth Street, Suite 2300,
         Minneapolis, Minnesota 55402

     29. Jerome Kahn, Jr. Trust, trustee: Jerome Kahn, Jr.

     30. Irving Harris Foundation A, an Illinois not-for-profit corporation; its directors and officers are Roxanne H.
         Frank (president, secretary, treasurer and director);
         Nancy Meyer (vice president and director);
         Daniel Meyer (vice president and director);
         Thomas Meyer (vice president and director);
         Jerome Kahn, Jr. (assistant secretary);
         Jack R. Polsky (assistant treasurer).

     31. Irving Harris Foundation B, an Illinois not-for-profit corporation; its directors and officers are Virginia H.
         Polsky (president, secretary, treasurer and director);
         Richard Polsky (vice president and director);
         James Polsky (vice president and director);
         Jack R. Polsky (vice president and director);
         Charles Polsky (vice president and director);
         George Polsky (vice president and director);
         Jean Polsky (vice president and director);
         Jerome Kahn, Jr. (assistant secretary);
         Beth Stephens (assistant treasurer).

     32. Sidney and June Harris Barrows Foundation, a Minnesota not-for-profit corporation; its directors and officers are June Harris Barrows (president and director);
         Mary Ann Barrows Wark (vice president, treasurer and director); Robert L. Barrows (vice president, secretary and director); Patricia J. Rosbrow (vice president and director); William H. Barrows (vice president and director); Jerome Kahn, Jr. (assistant secretary);
         Jack R. Polsky (assistant treasurer).


Note 1: Address is 333 Skokie Boulevard, Suite 114, Northbrook,
Illinois 60062-1624.


    Irving B. Harris and Neison Harris are brothers and June Harris Barrows is their sister. William W. Harris is the son of Irving B. Harris and King W. Harris is the son of Neison Harris. All of the other persons named as Persons Who May Be Deemed to Control Pittway herein, together with other persons not separately named herein, (collectively, "the Harris Group"), are either (1) the children, grandchildren or spouses of one of the five individuals named in this paragraph, or spouses of such children or grandchildren, (2) trusts or custodial accounts for the benefit of such children or grandchildren, or (3) persons who have granted voting and/or dispositive power to, or are affiliates of, one of the five individuals named in this paragraph. The custodians and at least one trustee of each such trust have either a family or business relationship with one or more of the five individuals named in this paragraph.

Because of the above described relationships, the Harris Group may be deemed to be a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations thereunder. By reason of beneficial ownership of stock of Pittway by themselves and the positions of certain of them with Pittway and its subsidiaries, certain of such persons may be deemed to be in control of Pittway.

     (d) During the last five years, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the persons named above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons named above is a citizen of, or entity organized in the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     Not applicable.


Item 4.  Purpose of Transaction

On December 14, 1998, Hughes Electronics Corporation ("Hughes"), a subsidiary of General Motors Corporation, announced that it had signed a definitive agreement with USSB to acquire the business and assets of USSB through a tender offer and subsequent merger. Under the agreement, USSB shareholders can elect to receive .3775 shares of General Motors Class H common stock ("Hughes Stock"), or cash of equivalent value, for each outstanding share of USSB Common and Class A Stock ("USSB Stock"). Pittway and the Foundation may sell some or all of their respective USSB Stock in the open market. They presently intend to liquidate the balance of their respective USSB Stock by tendering such stock for cash or Hughes Stock or a combination thereof, assuming the tender offer is completed.

Item 5.  Interest in Securities of the Issuer

     Parts(a) and (b)

The number of outstanding shares of USSB stock owned by Pittway is 2,036,375 shares of Common Stock. The Foundation owns 236,000 shares of Class A Stock. Each share of Common Stock is convertible by its owner into one share of Class A Common Stock. Upon conversion (and if no other options, warrants, rights or conversion privileges held by others were exercised) Pittway and the Foundation would own an aggregate of 6.8% of the outstanding shares of Class A Common Stock:

                                        Number of     Per Cent of
                                         Class A      Outstanding
    Person                               Shares      Class A Shares

  Pittway                               2,036,375         6.1%
  The Foundation                          236,000          .7%
                                        2,272,375         6.8%

The following table lists the number of shares of USSB Class A Common Stock beneficially owned by each of the other persons named in Item 2 (designated by the number corresponding to such name in Item 2) without regard to shares owned by Pittway and the related percentage of Class A Common Stock assumed outstanding for purposes of Schedule 13D.

                                         Number of
                                         Common and    Per Cent of
                                          Class A      Outstanding
    Person                                Shares*     Class A Shares

  22.       Estate of Sidney Barrows       188,700          0.6%
  23.       Roxanne H. Frank Trust               0          0.0%
  25.       Mary Ann Barrows Wark           15,000          0.0%
  26.       Patricia Barrows Rosbrow        15,000          0.0%
  27.       Donna E. Barrows                15,000          0.0%
  28.       Robert L. Barrows               15,000          0.0%
  29.       Jerome Kahn, Jr. Trust           5,000          0.0%
  30.       Irving Harris Foundation A       3,875          0.0%
  31.       Irving Harris Foundation B       3,875          0.0%
  32.       Sidney and June Harris
               Barrows Foundation           59,850          0.2%

* Common shares are convertible into Class A shares on a one-for-one basis.
                                                       Page 10 of 12

Certain persons other than Pittway named in Item 2 have or may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of shares owned by other persons named in the foregoing table by virtue of being a sole stockholder, custodian or trustee, or having a business relationship with custodians or trustees. In addition, such persons have or may be deemed to have shared voting and dispositive power over shares owned by other persons named in the foregoing table by virtue of being co-trustee or holding power of attorney. Except for the foregoing, each of the persons named in the foregoing table have sole power to vote and dispose of the shares shown for such person in the foregoing table.

WHI reports that in its discretion as an investment advisor it has sole dispositive power and shared voting power with respect to shares of USSB held by persons #22, 23, 25-28 and 32.

     (c) The following table lists the transactions of USSB Class
A Common shares effected during the preceding 60 days by the persons named in Item 2 (designated by the number corresponding to such name in Item 2.)

Date     Person    No. of Shares     Price   Transaction
2/17/99    23     (14,400) Class A    N/A    Gift
3/19/99    30      (2,200) Class A   $17.25  Sale NASDAQ
3/19/99    31      (2,200) Class A   $17.25  Sale NASDAQ
3/22/99    30        (650) Class A   $17.25  Sale NASDAQ
3/22/99    31        (650) Class A   $17.25  Sale NASDAQ
3/25/99     1     (20,000) Common    $17.00  Sale NASDAQ
3/26/99     1     (15,000) Common    $17.00  Sale NASDAQ
3/29/99     1     (25,000) Common    $17.00  Sale NASDAQ
3/30/99     1     (25,000) Common    $17.00  Sale NASDAQ
3/31/99     1     (35,000) Common    $17.00  Sale NASDAQ
4/01/99     1     (12,500) Common    $17.00  Sale NASDAQ
4/05/99     1     (25,000) Common    $17.00  Sale NASDAQ
4/06/99     1    (270,000) Common    $17.02  Sale NASDAQ
4/06/99    30      (1,000) Class A   $17.25  Sale NASDAQ
4/06/99    31      (1,000) Class A   $17.25  Sale NASDAQ
4/07/99     1     (40,000) Common    $17.22  Sale NASDAQ
4/08/99     1     (32,500) Common    $17.24  Sale NASDAQ
4/14/99     1     (25,000) Common    $17.62  Sale NASDAQ
4/21/99     1     (10,000) Common    $17.62  Sale NASDAQ
4/26/99     1     (10,000) Common    $17.62  Sale NASDAQ
4/27/99     1     (60,000) Common    $17.62  Sale NASDAQ
4/28/99     1     (17,000) Common    $17.62  Sale NASDAQ
4/29/99     1     (50,000) Common    $17.62  Sale NASDAQ
4/30/99     1     (73,000) Common    $17.68  Sale NASDAQ
                                                     Page 11 of 12

     (d) To the knowledge of the persons named in Item 2, no other person, except beneficiaries of certain of such trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      The persons named in Item 2 above have no contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of USSB, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

      None.







                * * * * * * * * * * * * * * * * * *














                                                     Page 12 of 12



                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      May 3, 1999
        (Date)


    PITTWAY CORPORATION


By: /s/ Paul R. Gauvreau
    Paul R. Gauvreau
    Financial Vice President,
      Treasurer and Chief
      Financial Officer